NO ACT

PE
12-8-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025130

January 9, 2012

John W. Geelan
Piper Jaffray Companies
john.w.geelan@pjc.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-9-12

Re: Piper Jaffray Companies
Incoming letter dated December 8, 2011

Dear Mr. Geelan:

This is in response to your letter dated December 8, 2011 concerning the shareholder proposal submitted to Piper Jaffray by Gerald R. Armstrong. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Piper Jaffray Companies
Incoming letter dated December 8, 2011

The proposal relates to majority voting.

There appears to be some basis for your view that Piper Jaffray may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Piper Jaffray's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Piper Jaffray omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PiperJaffray.

Piper Jaffray Companies
800 Nicollet Mall, Suite 800, Minneapolis, MN 55402-7020
612 303-6000 | 800 333-6000 | Fax: 612 303-1772

December 8, 2011

Via E-Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Piper Jaffray Companies – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of Mr. Gerald R. Armstrong

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Piper Jaffray Companies, a Delaware corporation ("Piper"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Commission of Piper's intention to exclude from its proxy materials for its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials") a shareholder proposal (the "Proposal") from Mr. Gerald R. Armstrong (the "Proponent"). Piper requests confirmation that the staff of the Division of Corporation Finance will not recommend an enforcement action to the Commission if Piper excludes the Proposal from the 2012 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of Piper's intention to exclude the Proposal from the 2012 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

Piper intends to file its definitive 2012 Proxy Materials on or about March 23, 2012, for its annual meeting scheduled for May 5, 2012.

Basis for Exclusion

Piper believes that the Proposal may be properly excluded from the 2012 Proxy Materials because the Proponent has failed to prove, as required by Rule 14a-8(b), that he has continuously held at least $2,000 in market value, or 1%, of Piper's securities entitled to be voted on the Proposal for at least one year prior to submitting the Proposal.

Analysis

Piper may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." The Proponent submitted the Proposal to Piper by a letter dated November 14, 2011 that was received by Piper on November 16, 2011 (attached hereto as Exhibit A). In the Proposal, the Proponent stated that he was "a shareholder for more than one year and the owner of in excess of $2,000.00 worth of stock, 93 shares (68 shares in my own name and 25 shares in an individual retirement account)."

In reviewing the Proposal, Piper was able to verify that the Proponent was the holder for more than one year of the 68 shares held in his own name, but was unable to verify that the Proponent was the holder of the 25 shares held in his retirement account for the required one-year period of time. Piper determined that without those 25 shares, the Proponent did not satisfy the $2,000 or 1% requirements of Rule 14a-8(b)(1). Accordingly, Piper gave notice of deficiency in a letter dated November 17, 2011 (the "Deficiency Letter"), which is attached hereto as Exhibit B. In the Deficiency Letter, Piper informed the Proponent that the Proposal was procedurally deficient because he failed to provide sufficient proof that he is the record holder of at least $2,000 in market value, or 1%, of Piper's securities entitled to be voted on the Proposal. In addition, Piper identified the type of documents that constitute sufficient proof of eligibility, indicated that the Proponent should correct the deficiency in the Proposal within 14 days of his receipt of Piper's letter, and, as suggested in Section G.3 of *Staff Legal Bulletin No. 14* (July 13, 2001), enclosed a copy of Rule 14a-8.

The Proponent responded to the Deficiency Letter on November 28, 2011 with two letters from TD Ameritrade (the "Broker Letters"), one contained in an overnight delivery and the other in a facsimile transmission, attached hereto as Exhibit C-1 and Exhibit C-2, respectively. The Broker Letters, though having different signatories, contain substantially the same language. The Broker Letters purport to verify the Proponent's ownership of the 25 shares held in his individual retirement account. However, the Broker Letters only provide that "[o]n August 25, 2011, the [25 Piper shares] transferred from National Financial Services Corp to TD Ameritrade." Though the Broker Letters verify that the Proponent owns the 25 shares, they do not provide the proper ownership information required under Rule 14a-8(b). Specifically, the Broker Letters do not provide evidence of the Proponent's continuous ownership of the 25 Piper shares for the one-year period required by the Rule. As a result, the Proponent did not cure the procedural deficiency because he did not submit additional proof of ownership substantiating the one-year requirement by the expiration of the 14 day expiration date on December 2, 2011. As of the date of this letter, Piper has not received any other proof of ownership from the Proponent substantiating the one-year requirement.

The staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that he or she has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). *See, e.g.*, *Deere & Co.*, SEC No-Action Letter (November 16, 2011) (concurring with the exclusion of a deficient shareholder proposal under Rule 14a-8(b) where the proponent failed to cure the deficiency in an inadequate, though timely, response to the company's notice of deficiency); *Hewlett-Packard Co.*, SEC

No-Action Letter (July 28, 2010) (concurring with the exclusion of a deficient shareholder proposal that the shareholder failed to cure in his timely response to the company's notice of deficiency under Rule 14a-8(b)); *RTI International Metals, Inc.*, SEC No-Action Letter (January 13, 2004) (concurring with the exclusion of a deficient shareholder proposal in which the proponent supplied a timely response to the company's notice of deficiency but failed to supply adequate proof of ownership under Rule 14a-8(b)).

We acknowledge that the staff in the past has extended the time period for a shareholder to correct a procedural defect in a proposal beyond the 14 days provided in Rule 14a-8(f)(1). However, the staff has only done this where the issuer's response contained inadequate information as to how the shareholder could remedy the procedural deficiencies. *See, e.g., Sysco Corp.*, SEC No-Action Letter (August 10, 2001). In this case, an extension of the response period is not warranted because Piper's notice of deficiency fully explained that the Proponent was required to provide a "written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." In addition, Piper identified the documents that constitute sufficient proof of eligibility, indicated that the Proponent should correct the deficiency in the Proposal within 14 days of receipt of Piper's letter, and enclosed a copy of Rule 14a-8. Thus, Piper's notice of deficiency provided the Proponent with all relevant information in a timely manner as called for under Rule 14a-8.

Furthermore, the Proponent is more than familiar with the technical requirements necessary to submit a shareholder proposal. The Proponent has submitted numerous proposals from the 1970s to today; indeed, the Proponent has been cited in at least 80 SEC no-action letters during this time. In addition, the Proponent has recently had a proposal excluded from a company's proxy materials pursuant to Rule 14a-8(f) for failing to supply, despite a timely response to the company's notice of deficiency, "documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8." *IDACORP, Inc.*, SEC No-Action Letter (March 4, 2010). Thus, based on his long history of submitting shareholder proposals and the recent exclusion of his shareholder proposal to IDACORP, Inc. under Rule 14a-8(f), the Proponent should be and Piper believes is well aware of the procedural requirements necessary to submit a shareholder proposal for inclusion in a company's proxy statement.

The Proponent, having received a timely and adequate notice of deficiency from Piper, did not submit sufficient verification of his ownership of Piper securities, and he thus has failed to comply with Rule 14a-8(b). Consequently, the Proposal may be excluded by Piper pursuant to Rule 14a-8(f)(1).

<u>Conclusion</u>

Based upon the foregoing analysis, we respectfully request that the staff confirm that it will not recommend any enforcement action to the Commission if Piper excludes the Proposal from the 2012 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the staff's final position.

Please do not hesitate to call me at (612) 303-6454 if I can be of any further assistance in this matter. Also, for purposes of sending a response to this submission, my e-mail address is john.w.geelan@pjc.com.

Thank you for your consideration.

Very Truly Yours,

/s/ John W. Geelan

John W. Geelan
Assistant General Counsel, Principal
John.w.geelan@pjc.com

Enclosure

cc: Gerald R. Armstrong (w/enclosure)

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

*** FISMA & OMB Memorandum M-07-16 ***

November 14, 2011

PIPER JAFFRAY COMPANIES
Attn: James L. Chosy, Secretary
(Mail Stop J09N05)
800 Nicollet Mall, Suite 800
Minneaplis, Minnesota 55402

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of Piper Jaffray Companies, at the coming annual meeting in 2012, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of stock, 93 shares (68 shares in my own name and 25 shares in an individual retirement account), shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Express Mail No. EI 075472397 US

RESOLUTION

That the shareholders of PIPER JAFFRAY COMPANIES request its Board of Directors to amend the corporate by-laws to require that the election of Directors shall be decided by a majority of the votes cast, with a plurality standard in place only when the number of nominees for members of the Board of Directors exceeds the number of Directors to be elected.

STATEMENT

The proxy statement for last year's annual meeting notes "The eight director nominees who receive the most votes cast at the meeting .... will be elected" [emphasis added].

The most votes cast could be few if a significant number of shareholders do not in favor of one or more of the Board's recommended nominees. This could cause the election of someone whose conduct is not trusted by the shareholders.

A majority-vote standard will force the board to replace any director who does not receive sufficient votes in a meeting. The proponent believes that this can enhance the performance of all directors.

The majority-vote requirement is well-suited for future elections at PIPER JAFFRAY COMPANIES where only board recommended nominees are on the ballot and this could improve individual performance of each director.

The Council of Institutional Investors www.cii.org, has recommended the adoption of this proposal topic and leading proxy advisory services also have been recommending that shareholders vote in favor of this proposal.

The proponent believes our directors should always be held accountable to shareholders and the adoption of this proposal will support that point.

If you agree, please vote "FOR" this proposal.

EI 075472397 US

EXPRESS MAIL
UNITED STATES POSTAL SERVICE

Mailing Label
Label 11-B, March 2004

Post Office To Addressee

ORIGIN (POSTAL SERVICE USE ONLY)

PO ZIP Code 80202	Day of Delivery ☒ Next ☐ 2nd ☐ 2nd Del. Day	Postage $ 18.30
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	Military ☐ 2nd Day ☐ 3rd Day	Total Postage & Fees $ 18.30
Flat Rate ☐ or Weight 0 lbs. 2.0 ozs.	Int'l Alpha Country Code	Acceptance Emp. Initials

DELIVERY (POSTAL USE ONLY)

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Additional merchandise insurance is void if customer requests waiver of signature.
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NO DELIVERY
☐ Weekend ☐ Holiday

Mailer Signature

FROM: (PLEASE PRINT) PHONE (*** FISMA & OMB Memorandum M-07-16 ***

GERALD R. ARMSTRONG

*** FISMA & OMB Memorandum M-07-16 ***

TO: (PLEASE PRINT) PHONE (612) 303-6000

PIPER JAFFRAY COMPANIES
Attn: James L. Chosy, Secretary
(Mail Stop J09N05)
800 Nicollet Mall, Suite 800
Minneapolis, Minnesota 55402

ZIP + 4 (U.S. ADDRESSES ONLY. DO NOT USE FOR FOREIGN POSTAL CODES.)

5 5 4 0 2 +

FOR INTERNATIONAL DESTINATIONS, WRITE COUNTRY NAME BELOW.

FOR PICKUP OR TRACKING
Visit www.usps.com
Call 1-800-222-1811

EMS

GERALD R. ARMSTRONG
*** FISMA & OMB Memorandum M-07-16 ***

PIPER JAFFRAY COMPANIES
Attn: James L. Chosy, Secretary
(Mail Stop J09N05)
800 Nicollet Mall, Suite 800
Minneaplois, Minnesota 55402

Exhibit B

800 Nicollet Mall, Minneapolis, MN 55402-7020
612 303-6000

Via Overnight Delivery

November 17, 2011

Mr. Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Defect under Rule 14a-8

Dear Mr. Armstrong,

On November 16, 2011, we received your shareholder proposal that you submitted for inclusion in the Piper Jaffray Companies (PJC) proxy statement for the 2012 annual meeting of shareholders. In accordance with rules of the Securities and Exchange Commission, we are notifying you of an eligibility deficiency related to your proposal.

Rule 14a-8 of the Securities Exchange Act of 1934, as amended, provides that a proponent must be the continuous record or beneficial owner of at least $2,000 in market value, or 1%, of PJC common stock for at least one year by the date you submit the proposal. We have verified through our records that you have been the holder of 68 shares of PJC since December 27, 2003, but the 25 shares of PJC referenced as held in an individual retirement account are unverified. Without proof of ownership of the 25 shares held in your individual retirement account, you do not meet the $2,000 threshold required by Rule 14a-8. The highest selling price during the 60 calendar days before you submitted your proposal was $22.40, which means the 68 shares had a value of $1,523.20. You must prove your eligibility by submitting either:

- A written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

In order for your proposal to be eligible, your proof of ownership must be postmarked or transmitted electronically to PJC no later than 14 calendar days from your receipt of this letter. Your documentation may be sent to me at Piper Jaffray Companies, Mail Stop J12NLE, 800 Nicollet Mall, Suite 800, Minneapolis, Minnesota 55402-7020, or via facsimile at (612) 303-1772.

Enclosed with this notice of defect for your reference is a copy of Rule 14a-8. Lastly, in addition to the eligibility deficiency cited above, PJC reserves the right to raise any further matters upon which your proposal may be properly excluded under Rule 14a-8(i).

Sincerely

John Geelan

John W. Geelan, Jr.
Assistant General Counsel,
Principal
612-303-6454

Enclosures

Electronic Code of Federal Regulations
e-CFR TM

e-CFR Data is current as of November 15, 2011

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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Exhibit C-1

TD Ameritrade

November 28, 2011

Gerald Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Gerald Armstrong,

Thank you for allowing me to assist you today. Pursuant to your request, this letter serves as confirmation that you own 25 shares of Piper Jaffray Companies (PJC). On August 25, 2011, the security transferred from National Financial Services Corp to TD Ameritrade.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Valerie White
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

Exhibit C-2

November 29, 2011

TO: JAMES CHOSY, CORPORATE SECRETARY

FROM: GERALD R. ARMSTRONG, $HAREHOLDER

FACSIMILE TRANSMISSION: 612-303-8199

The following page shall serve as confirmation of the ownership of 25 shares of Piper Jaffray Companies owned by me in an Individual Retirement Account.

TD Ameritrade

November 28, 2011

Gerald Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Gerald Armstrong,

Thank you for allowing me to assist you today. Pursuant to your request, this letter serves as confirmation that in the above referenced account you own 25 shares of Piper Jaffray Companies (PJC). On August 25, 2011, the security transferred from National Financial Services Corp to TD Ameritrade.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Anthony Greenwood
Resource Specialist
TD Ameritrade